Exhibit 99

Financial statements CF Net Lease Portfolio IV DST For the Year Ended December 31, 2017 and for the Period October 18, 2016 (commencement) through December 31, 2016

CF NET LEASE PORTFOLIO IV DST

INDEX

Page
Report of Independent Registered Public Accounting Firm	1
Statements of Assets, Liabilities and Beneficiaries’ Equity as of December 31, 2017 and December 31, 2016	2
Statements of Revenues and Expenses for the Year Ended December 31, 2017and for the Period from October 18, 2016 (commencement) through December 31, 2016	3
Statements of Changes in Beneficiaries’ Equity for the Year Ended December 31, 2017 and for the Period from October 18, 2016 (commencement) through December 31, 2016	4
Statements of Cash Flows for the Year Ended December 31, 2017 and for the Period from October 18, 2016 (commencement) through December 31, 2016	5
Notes to Financial Statements	6-11

Report of Independent Registered Public Accounting Firm

To the Members of CF Net Lease Portfolio IV DST

Opinion on the Financial Statements

We have audited the accompanying statements of assets, liabilities and beneficiaries’ equity of CF Net Lease Portfolio IV DST (the “Company”) as of December 31, 2017 and 2016, the related statements of revenues and expenses, changes in beneficiaries’ equity, and cash flows for the year ended December 31, 2017 and the period from October 18, 2016 to December 31, 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for the year ended December 31, 2017 and the period from October 18, 2016 to December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2017.

New York, New York

March 29, 2018

CF NET LEASE PORTFOLIO IV DST

STATEMENTS OF ASSETS, LIABILITIES AND BENEFICIARIES' EQUITY

	December 31, 2017	December 31, 2016
Assets
Investment in real estate, net of accumulated depreciation of $906,669 and $100,741, respectively	$35,015,999	$35,821,927
Cash and cash equivalents	123,979	8,095
Prepaid expenses and other assets	—	1,960
Deferred rent receivable	144,119	16,329
Total assets	$35,284,097	$35,848,311
Liabilities and Beneficiaries' Equity
Liabilities
Loan payable, net of deferred financing costs of $354,282 and $379,739, respectively	$22,140,902	$22,115,445
Accounts payable and accrued expenses	16,704	20,329
Accrued interest payable	88,970	88,970
Due to related parties	1,659	—
Total liabilities	22,248,235	22,224,744
Beneficiaries' Equity
Beneficiaries' equity	13,035,862	13,623,567
Total beneficiaries' equity	13,035,862	13,623,567
Total liabilities and beneficiaries' equity	$35,284,097	$35,848,311

The accompanying notes are an integral part of these financial statements.

CF NET LEASE PORTFOLIO IV DST

STATEMENTS OF REVENUES AND EXPENSES

		For the Period from
		October 18, 2016
	For the	(commencement)
	Year Ended	through December 31,
	December 31, 2017	2016
Revenues
Rental revenues	$2,323,749	$296,923
Total revenues	2,323,749	296,923
Operating expenses:
General and administrative expenses	25,979	19,983
Depreciation	805,928	100,741
Total operating expenses	831,907	120,724
Other income (expense):
Interest expense	(1,073,011)	(138,073)
Total other income (expense)	(1,073,011)	(138,073)
Net income (loss)	$418,831	$38,126

The accompanying notes are an integral part of these financial statements.

CF NET LEASE PORTFOLIO IV DST

STATEMENTS OF CHANGES IN BENEFICIARIES' EQUITY

	Class A Interest Equity	Class B Interest Equity	Total
Beneficiaries' equity as of October 18, 2016 (commencement)	$—	$—	$—
Contributions	—	13,822,646	13,822,646
Net income (loss)	—	38,126	38,126
Distributions	—	(237,205)	(237,205)
Redemption of Class B interest by Class A interest	—	—	—
Beneficiaries' equity as of December 31, 2016	$—	$13,623,567	$13,623,567

	Class A Interest Equity	Class B Interest Equity	Total
Beneficiaries' equity as of December 31, 2016	$—	$13,623,567	$13,623,567
Contributions	—	—	—
Net income (loss)	77,615	341,216	418,831
Distributions	(125,177)	(881,359)	(1,006,536)
Redemption of Class B interest by Class A interest	9,980,000	(9,980,000)	—
Beneficiaries' equity as of December 31, 2017	$9,932,438	$3,103,424	$13,035,862

The accompanying notes are an integral part of these financial statements.

CF NET LEASE PORTFOLIO IV DST

STATEMENTS OF CASH FLOWS

		For the Period from
	For the	October 18, 2016
	Year Ended	(commencement)
	December 31,	through December 31,
	2017	2016
Cash flows from operating activities:
Net income (loss)	$418,831	$38,126
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	805,928	100,741
Amortization of deferred financing costs	25,457	3,183
Changes in assets and liabilities:
(Increase)/decrease in prepaid expenses and other assets	1,960	(1,960)
(Increase) in deferred rent receivable	(127,790)	(16,329)
Increase/(decrease) in accounts payable and accrued expenses	(3,625)	20,329
Increase in accrued interest payable	—	88,970
Increase in due to related parties	1,659	—
Net cash provided by operating activities	1,122,420	233,060
Cash flows from investing activities:
Acquisition of real estate	—	(35,922,668)
Net cash used in investing activities	—	(35,922,668)
Cash flows from financing activities:
Borrowing from loan payable	—	22,495,184
Payment of deferred financing costs	—	(382,922)
Contributions	—	13,822,646
Distributions	(1,006,536)	(237,205)
Net cash provided by financing activities	(1,006,536)	35,697,703
Increase in cash and cash equivalents	115,884	8,095
Cash and cash equivalents, at beginning of period	$8,095	$—
Cash and cash equivalents, at end of period	$123,979	$8,095
Supplemental disclosure of cash flow information:
Cash paid for interest	$1,047,554	$45,920

The accompanying notes are an integral part of these financial statements.

CF Net Lease Portfolio IV DST

Notes to Financial Statements

1. Organization

CF Net Lease Portfolio IV DST (the "Company") is a Delaware statutory trust company which was formed on October 18, 2016 by CF Net Lease Portfolio Depositor IV, LLC (the "Depositor"), a Delaware limited liability company, CF Net Lease Portfolio Manager IV, LLC (the "Trust Manager"), a Delaware limited liability company, and Delaware Trust Company (the "Trustee"), a Delaware corporation. These entities are consolidated subsidiaries of Cantor Fitzgerald Investors, LLC (“CFI”).

The purpose of the Company is to own and operate a total of seven single-tenant retail properties located in Arkansas, Michigan, Ohio and Oklahoma (collectively, the "Properties").

On November 15, 2016 (the "Closing Date"), the Depositor contributed $13,822,646 in exchange for 100% of the Class B interests in the Company. Additionally, on the Closing Date, the Company acquired the Properties for a total purchase price of $35,922,668 plus closing costs of $216,027. The Properties have been leased-back to Walgreen Co. (“Walgreens”) pursuant to new 15-year triple-net leases. Each lease will automatically renew for 12 consecutive periods of five years each unless Walgreens notifies the lessor in writing on or before the date that is 12 months prior to the commencement of any such renewal term that Walgreens does not wish to renew the applicable lease.

Commencing on September 1, 2017 and continuing through December 31, 2017, the Depositor issued 72.07% of Class A interests to various beneficiaries and redeemed 72.07% of the Depositors Class B interests for a total of $9,980,000.

The Company shall be dissolved on the earlier of December 31, 2031 or the sale of the last property, as described in the trust agreement.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). In the opinion of management, the accompanying financial statements contain all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with U.S. GAAP.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting periods to present the statements of revenues and certain expenses in conformity with US GAAP. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist primarily of prepaid insurance and other prepaid operating expenses.

CF Net Lease Portfolio IV DST

Notes to Financial Statements

Investment in Real Estate, net

Real estate assets are stated at cost, less accumulated depreciation. Amounts capitalized to real estate assets consist of the costs of acquisition, including certain acquisition-related expenses, major improvements and betterments that extend the useful life of the real estate assets. All repairs and maintenance costs are expensed as incurred. In 2017, the Company early adopted Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The Company’s investment in real estate qualifies as an asset acquisition, and as such, certain acquisition-related expenses are capitalized.

Upon the acquisition of real estate properties, the Company allocates the purchase price in accordance with ASU 2017-01, to acquired tangible assets, consisting of land, buildings and improvements, based in each case on their respective fair values. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and buildings). The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The Company considers the period of future benefit of each respective asset to determine the appropriate useful life.  The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Description	Depreciable Life
Buildings	39 Years

The determination of the fair values of the real estate assets acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could materially impact the Company’s results of operations.

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment losses were recorded for the year ended December 31, 2017 or for the period October 18, 2016 (commencement) through December 31, 2016 after the Company assessed the recoverability of its assets.

Deferred rent receivable

Deferred rent receivable represents rents earned in excess of rent received as a result of straight-lining rents over the respective terms of the leases.

CF Net Lease Portfolio IV DST

Notes to Financial Statements

Deferred Financing Costs

Costs incurred in connection with obtaining financing are capitalized and amortized over the term of the related loan on a straight-line basis, which approximates the effective interest method. The carrying value of the deferred financing costs at December 31, 2017 and December 31, 2016 was $354,282 and $379,739, respectively which is net of accumulated amortization of $28,640 and $3,183, respectively, and recorded as an offset to the related debt. For the year ended December 31, 2017 and the period October 18, 2016 (commencement) through December 31, 2016 amortization of deferred financing costs was $25,457 and $3,183, respectively, and is included in Interest expense on the accompanying Statements of Revenues and Expenses.

Revenue Recognition

The Company recognizes rental revenue on a straight-line basis over the term of the respective leases.

Income Taxes

The Company operates as a grantor trust for federal and state income tax purposes whereby the beneficiaries are taxed individually on their proportionate share of the Company's income. There is no provision for income taxes in the accompanying financial statements as items of taxable income or loss are passed through to the Company’s beneficiaries.

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company has evaluated whether it has any uncertain tax positions and has determined that there are none that would materially impact the Company's financial position or the results of its operations. Management's evaluation could change in the future based on numerous factors including its ongoing analysis of tax laws, regulations and related interpretations.

Risks and Uncertainties

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and cash equivalents. At times, balances with any one financial institution may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. The Company believes it mitigates this risk by investing its cash with high-credit quality financial institutions.

The Properties are 100% leased to Walgreen Co. (“Walgreens”), a subsidiary of Walgreens Boots Alliance Inc. (NASDAQ: WBA). If Walgreens were to default on its obligation subject to each lease, it could negatively affect returns. The Company believes it mitigates this risk by employing a comprehensive set of controls around acquisitions which include detailed due diligence of all lessees. In addition, the company monitors published credit ratings of its tenants. Walgreens is rated investment grade by Moody’s and Standard & Poor’s.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606).” Beginning January 1, 2018, companies will be required to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and also includes additional disclosure requirements. The new standard can be adopted either retrospectively to prior reporting periods presented or as a cumulative effect adjustment as of the date of adoption. The Company has evaluated the overall impact that ASU 2014-09 will have on the Company’s financial statements. The Company has adopted the standard on its required effective date of January 1, 2017 using the modified retrospective transition method. The adoption of this guidance does not have a material impact on the Company’s consolidated financial statements.

CF Net Lease Portfolio IV DST

Notes to Financial Statements

3. Investment in Real Estate

On November 15, 2016, the Company purchased seven retail properties located primarily in the Midwest United States. The Properties have been leased-back to Walgreen Co. (“Walgreens”) pursuant to new 15-year triple-net leases. On the Closing Date, the Company acquired the Properties for a total purchase price of $35,922,668 plus acquisition closing costs of $216,027. The total acquisition cost was comprised of $13,643,511 in equity and $22,495,184 in proceeds from a loan payable (see Note 5).

Investment in real estate, net consisted of the following at December 31, 2017 and December 31, 2016:

	December 31, 2017	December 31, 2016
Building	$31,431,181	$31,431,181
Land	4,491,487	4,491,487
Total	35,922,668	35,922,668
Accumulated depreciation	(906,669)	(100,741)
Investment in real estate, net	$35,015,999	$35,821,927

4. Future Minimum Rents

The estimated future minimum rents the Company expects to receive from the Company Properties under noncancelable operating leases, excluding renewal options, for each of the next five years and thereafter through the end of the primary term, as of December 31, 2017 is as follows:

Year	Future Minimum Rents
2018	$2,195,958
2019	2,195,958
2020	2,195,958
2021	2,209,683
2022	2,305,756
Thereafter	21,276,365
Total	$32,379,678

Under the triple net lease arrangement, Walgreens is responsible for all real estate tax payments, operating expenses and other related costs. These operating expenses are excluded from the amounts above.

5. Mortgage Loan Payable

On the Closing Date, the Company entered into a loan agreement with an institutional lender (the "Lender") to borrow a principal amount of $22,495,184 (the "Loan") to acquire the Properties.

The Loan, which matures on December 1, 2031, is collateralized by the Properties and an assignment of its rents and leases, requires monthly interest-only payments equal to 4.593% per annum (the “Initial Interest Rate”) and is based on a 360-day year until December 1, 2026 (the “Anticipated Repayment Date”). After the Anticipated Repayment Date, the interest rate will be 3% per annum plus the greater of the Initial Interest rate or (ii) the ten year swap yield as of the first business day after the Anticipated Repayment Date as determined by the Lender. Payments after the Anticipated Repayment Date shall also include an additional payment for excess cash flow as defined in the Loan agreement for the preceding month until either (a) the outstanding principal balance and all unpaid accrued interest is fully paid off (b) the maturity date is reached, at which time the entire principal balance and all unpaid accrued interest shall be due and payable. A member of the Depositor provided certain limited guarantees, including a payment guarantee, as described in the loan agreement.

The Loan may be prepaid (a) subject to customary yield maintenance provisions on or after January 2, 2019 and (b) without penalty on or after September 2, 2026; provided that in each case the Loan may be prepaid in whole, but not in part.

CF Net Lease Portfolio IV DST

Notes to Financial Statements

The Company, through a related party, has guaranteed payment of the loan payable to the lender through a non-recourse liability guaranty agreement.

Information on the Company’s Loan payable as of December 31, 2017 and December 31, 2016 is as follows:

Description	December 31, 2017	December 31, 2016
Principal amount of loan	$22,495,184	$22,495,184
Less: Deferred financing costs, net of accumulated amortization	(354,282)	(379,739)
Loan payable, net of deferred financing costs	$22,140,902	$22,115,445

For the year ended December 31, 2017 and for the period October 18, 2016 (commencement) through December 31, 2016, the Company incurred $1,047,554 and $134,890, respectively of interest expense which is included within Interest expense on the Statement of Revenue and Expenses. As of December 31, 2017 and 2016, $88,970 and $88,970, respectively, of interest expense remains unpaid and is included within Accrued interest payable on the Statement of Assets, Liabilities and Beneficiaries’ Equity.

The following table presents the future principal payments due under the Company’s loan payable as of December 31, 2017:

Year	Amount
2018	$—
2019	—
2020	—
2021	—
2022	—
Thereafter	22,495,184
Total	$22,495,184

6. Fair Value Measurements

Under normal market conditions, the fair value of an investment is the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Additionally, there is a hierarchal framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment and the state of the market place, including the existence and transparency of transactions between market participants. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Investment measured and reported at fair value are classified and disclosed in one of the following levels within the fair value hierarchy:

Level 1 measurement — quoted prices are available in active markets for identical investments as of the measurement date. The Company does not adjust the quoted price for these investments.

Level 2 measurement — quoted prices are available in markets that are not active or model inputs are based on inputs that are either directly or indirectly observable as of the measurement date.

Level 3 measurement — pricing inputs are unobservable and include instances where there is minimal, if any, market activity for the investment. These inputs require significant judgment or estimation by management or third parties when determining fair value and generally represent anything that does not meet the criteria of Levels 1 and 2. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

CF Net Lease Portfolio IV DST

Notes to Financial Statements

Loan payable — The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. The current period liabilities’ carrying and fair values exclude net deferred financing costs. These financial instruments are valued using Level 2 inputs. As of December 31, 2017 and 2016, the estimated fair value of the Company’s debt is $22,673,887 and $22,237,001, respectively (excluding deferred financing costs).

7. Beneficiaries’ Equity

Contributions

As of December 31, 2017, the Company has received contributions totaling $13,822,646, $0 during the year ended December 31, 2017, and $13,822,646 for the period from October 18, 2016 (commencement) through December 31, 2016.

Distributions

The company has distributed a total of $1,243,741 to the beneficiaries as of December 31, 2017.  Distributions of $125,177 have been made to the Class A Interests holders and $1,118,564 to the Class B Interest holders.

Redemptions

During the year ended December 31, 2017 and in connection with the issuance of Class A interests to various beneficiaries (See Note 1), the Company has redeemed a total of $9,980,000 of its Class B interests.

8. Related Party Transaction

On September 1, 2017, the Company sold its first beneficial interest to an operating partnership of Rodin Global Property Trust, Inc. (“Rodin”), a related party. As of December 31, 2017, the Company sold 9,980 Class A beneficial interests (the “Interests”) for a cumulative price of $9,980,000. Prior to the sale of the Interests, the Company was an indirect wholly-owned subsidiary of Rodin’s sponsor, CFI.

9. Commitments and Contingencies

The Company is presently not subject to material litigation, nor, to management’s knowledge, is any material litigation threatened against the Company.

10. Subsequent Events

The Company has determined, except as otherwise disclosed herein, that no such activity has occurred that would require recognition or disclosure in these financial statements.

On January 19, 2018, Rodin acquired an additional 2,500 Class A beneficial interests in the Company and the Company redeemed 2,500 Class B beneficial interests. As of March 29, 2018, Rodin’s Class A beneficial interest in the Company was 90.12%